UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ...2.50
FORM 12b-25	SEC FILE NUMBER 000-28304
NOTIFICATION OF LATE FILING	CUSIP NUMBER 743868101 0

(Check one): [   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [X] Form 10-Q   [   ] Form 10-D   [   ] Form N-SAR
         [   ] Form N-CSR

For Period Ended:              March 31, 2008

[  ]    Transition Report on Form 10-K
[  ]    Transition Report on Form 20-F
[  ]    Transition Report on Form 11-K
[  ]    Transition Report on Form 10-Q
[  ]    Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Provident Financial Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3756 Central Avenue
Address and Principal Executive Office (Street and Number)

Riverside, California 92506
City, State and Zip Code

PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is restating certain prior period consolidated financial statements as described in a Form 8-K filed on April 23, 2008 and must complete those restatements prior to filing the Form 10-Q for March 31, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Donavon P. Ternes	(951)	782-6124
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes [X] No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                Yes [  ]    No [X]*

The Company is in the process of restating certain prior period consolidated financial statements and is still determining the amounts and the impact of any such adjustments.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         PROVIDENT FINANCIAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 28, 2008	By: /s/Donavon P. Ternes
Donavon P. Ternes
Chief Financial Officer